Exhibit 107

Calculation of Filing Fee Tables

424(b)(2)

(Form Type)

Ford Motor Company

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee (1)	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Debt	6.100% Notes due August 19, 2032	457(r)	$1,750,000,000	100.000%	$1,750,000,000	0.0000927	$162,225
Carry Forward Securities
Carry Forward Securities
	Total Offering Amounts					$1,750,000,000		$162,225
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$162,225

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.